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                                                                       EXHIBIT 5


                      SHEPHERD & WEDDERBURN WS LETTERHEAD

Dear Sirs

Scottish Power plc
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I.  General

We act for Scottish Power plc and New Scottish Power plc in connection with the proposed scheme of arrangement under section 425 of the Companies Act 1985 between Scottish Power plc and its shareholders ("the Scheme").

In this opinion references to the "Company" shall mean Scottish Power plc or, if the Scheme becomes effective, New Scottish Power plc.

This opinion is given in connection with the proposed registration under the United States Securities Act of 1933, as amended, of 714,560,000 ordinary shares of (Pounds)1 each in the Company (the "Ordinary Shares") in connection with the proposed merger (the "Merger") between the Company and PacifiCorp.

We have examined the originals or copies of such corporate records of the Company as we deem necessary as a basis for this opinion, including the Certificate of Incorporation and Memorandum and Articles of Association of the Company and a list of the current directors and secretary of the Company. We have not examined the agreement governing the Merger or any amendment thereto ("Merger Agreement") and accordingly express no opinion on the Merger Agreement.

For the purpose of rendering this opinion we have assumed the genuineness of all signatures, stamps and seals on and the authenticity and completeness of all documents submitted to us as originals, and the conformity to originals of documents supplied to us as certified, photostatic or faxed copies.

We have made such examination of Scots law at the date hereof as in our judgement is necessary or appropriate for the purposes of this opinion. We do not, however, purport to be qualified to comment or pass an opinion upon, and we express no opinion as to, the laws of any jurisdiction other than those of Scotland as such are in effect on the date hereof.

II.  Opinion

Based upon and subject to the foregoing and any matters not expressly disclosed to us by the Company or the other parties concerned and further subject to the qualifications set out below, we are of the opinion that so far as the present laws of Scotland are concerned when:

(a) the requisite shareholder and board resolutions of the Company have been duly passed; and

(b)  the Ordinary Shares have been duly allotted and issued,

then all necessary corporate action on the part of the Company will have been taken to authorise the issue of such Ordinary Shares, such Ordinary Shares will have been legally and validly issued
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and will be fully paid and no further contributions in respect thereof will be required to be made to the Company by the holders thereof, by reason of being such holders.

III. Qualifications

The opinion expressed in paragraph II above is subject to the following qualifications:-

A. Our opinion is subject to the effect of any applicable bankruptcy, insolvency, liquidation, reconstruction, receivership, reorganisation, moratorium, administration or similar laws now in effect or any other laws or principles of natural justice, public policy or equitable considerations.

B. Our opinion is given only on the basis of and in respect of Scots law in effect and as interpreted and applied by the courts as at the date of this opinion.

We express no opinion as to any agreement, instrument or other document other than as specified in this letter.

We consent to the filing of this opinion as an exhibit of the Company's Registration Statement on Form F-4 dated May 6, 1999, as amended from time to time, relating to the Ordinary Shares. We also consent to the reference to us in the "Legal Experts" section of such Registration Statement.

Yours faithfully



Shepherd & Wedderburn WS
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